UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-25970

                           NOTIFICATION OF LATE FILING

(Check One):

|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

      For Period Ended: September 30, 1998

      |_| Transition Report on Form 10-K

      |_| Transition Report on Form 20-F

      |_| Transition Report on Form 11-K

      |_| Transition Report on Form 10-Q

      |_| Transition Report on Form N-SAR

      For the Transition Period Ended:_________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                                     PART I

                             REGISTRANT INFORMATION

                         CONSOLIDATED ECO-SYSTEMS, INC.
                         ------------------------------
                             Full Name of Registrant

                            EXSORBET INDUSTRIES, INC.
                            -------------------------
                            Former Name if Applicable

                              3201 West 65th Street
                              ---------------------
            Address of Principal Executive Office (Street and Number)

                           Little Rock, Arkansas 72209
                           ---------------------------
                            City, State and Zip Code

                                     PART II

                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Due to a failure to complete the audit for the year ended December 31, 1997, audited financial information as of December 31, 1997 is unavailable. Until such audit is completed, financial information for any portion of 1998 cannot be filed. The Registrant is in the process of attempting to complete the compilation of data, schedules, and other matters necessary for such audit.

      Because it will take more than five days to complete the 1997 year end audit, the Registrant will not be able to file the Form 10-Q within such time period.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Sam Sexton III                (501)                570-0356
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                (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |_| Yes No |X|

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         CONSOLIDATED ECO-SYSTEMS, INC.
                         ------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date 11/16/98                                   By /s/ Sam Sexton III
                                                --------------------------------
                                                Executive Vice-President

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

PART IV - Item 3

      The Registrant anticipates reporting a net loss for the quarter ended September 30, 1998 of approximately <$120,000> or approximately <$.002> per share as compared to net income of $366,183 or approximately $.01 per share for the quarter ended September 30, 1997. The Registrant anticipates reporting net income for the nine months ended September 30, 1998 of approximately $380,000 or approximately $.007 per share as compared to a loss of <$6,195,134> or approximately <$.14> per share for the nine months ended September 30, 1997. All figures are stated without provisions for income taxes.